SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel UNITs Program - Minimum Adherence Achieved

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and sells energy, with shares traded on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), further to the material fact 06/21, of March 17, 2021, hereby informs its shareholders and the market in general that the period for requesting the conversion of shares and formation of share deposit certificates (“UNITs”) under the 1st Share Conversion and Share Deposit Certificate Formation Program (“1st UNITs Program” or “Program”) ended on April 20, 2021.

During the request period, the number of requests for UNIT training by non-controlling shareholders exceeded the minimum number of two hundred and twenty-nine million, one hundred and seventy-two thousand, eight hundred and seventy-eight (229,172,878) UNITs established in the 1st UNIT program. Accordingly, the respective shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares in common shares; and (ii) the formation of 248,134,108 UNITs.

In this way, the necessary condition for the implementation of the Program was verified and, therefore, the consequent formation, issuance and credit of UNITs to shareholders.

In addition, as per items 1.10 and 2.6 of the 1st UNITs Program, with the end of the request period, the Paraná State, as controlling shareholder, will also state the number of common shares held to be converted into class “B” preferred shares and the number of UNITs to be formed.

The Board of Directors will meet on Friday, April 23, 2021, to approve the total number of shares converted and the total number of UNITs formed, including the requests of the controlling and non-controlling shareholders, and, therefore, implement the 1st UNITs Program with the issue and credit of UNITs to shareholders. For purposes of the Program, the Board of Directors will also establish April 26, 2021 as the “UNITs Formation Date” and the “UNITs Crediting Date”.

The Company will keep its shareholders and the market informed of the implementation of the 1st UNITs Program.

Curitiba, April 22, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 22, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.